TA FINTECH, INC.

Independent Auditor's Report Together with Financial Statements

As of December 31, 2023 and 2022

TA Fintech, Inc.

Independent Auditor's Report Together with Financial Statements

As of December 31, 2023 and 2022

TA Fintech, Inc.
Table of Contents

Page

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250   Tel. (972) 217-4646
Allen, Texas 75013   Fax. (972) 217-4645
www.abdisheikh.com   cpa@abdisheikh.com

_____

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
TA Fintech, Inc:

Opinion
We have audited the financial statements of TA Fintech, Inc., which comprise the balance sheet as of December 31, 2023 and the related statements of income, cash flows, and changes in shareholders' equity, for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of TA Fintech, Inc. as of December 31, 2023 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

We previously audited the financial statements of TA Fintech, Inc. as of December 31, 2022 and for the year then ended, and we expressed an unmodified opinion on those financial statements in our report dated February 14, 2024. In our opinion, the comparative information presented herein as of December 31, 2022 and for the year then ended, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Basis of Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of TA Fintech, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern
As discussed in Note 4 to the financial statements, certain conditions indicate that TA Fintech, Inc. may be unable to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech, Inc. 's ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

➢ Exercise professional judgment and maintain professional skepticism throughout the audit.

➢ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

➢ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TA Fintech, Inc. 's internal control. Accordingly, no such opinion is expressed.

➢ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

➢ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech, Inc. 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Abdi Sheikh-Ali, CPA, PLLC

Allen, Texas
June 25, 2024

TA Fintech, Inc.
Balance Sheet
As of December 31, 2023 and 2022

		2023		2022
ASSETS				
Cash and cash equivalents	$	4,440,468	$	2,566,782
Refundable deposits		200,000		75,000
Deferred tax asset		4,097,494		-
Intangible assets - net of amortization		864,918		1,332,783
Total assets	$	9,602,880	$	3,974,565
LIABILITIES				
Accounts payable	$	36,913	$	14,683
Credit cards payable		145,986		54,732
Due to related parties		803		803
Deferred revenue		2,295,732		9,711,044
Total liabilities	$	2,479,434	$	9,781,262
SHAREHOLDERS' EQUITY				
As of December 31, 2023, common stock, par value $0.001, 800,000,000 authorized, 138,238,447 shares issued and outstanding. As of December 31, 2022, common stock, par value $0.001, 100,000,000 authorized, 30,305,575 shares issued and outstanding	$	138,238	$	30,306
Additional paid-in-capital		30,237,344		7,716,350
Retained earnings (deficit)		(23,252,136)		(13,553,353)
Total shareholders' equity	$	7,123,446	$	(5,806,697)
Total liabilities and shareholders' equity	$	9,602,880	$	3,974,565

TA Fintech, Inc.
Statement of Income
For the years ended December 31, 2023 and 2022

	2023	2022
REVENUE		
Subscription revenue	$ 11,031,657	$ 9,499,858
Total revenue	**$ 11,031,657**	**$ 9,499,858**
Advertising and marketing	$ 2,836,105	$ 8,433,091
Automobile expenses	1,367	502
Bank service charges	48,268	183,680
Computer and internet expenses	20,872	1,567
Contract labor	8,473,882	7,459,978
Dues and subscriptions	2,638,539	2,274,160
Equipment rental	6,197	1,759
General and administrative expenses	113,320	9,813
Insurance expense	12,890	-
Legal and professional fees	546,341	76,833
License, permits, and local taxes	-	450
Meals and entertainment	161,165	147,342
Miscellaneous expenses	-	957
Office expense	115,470	62,375
Office supplies	89,074	119,047
Organizational costs	-	44,803
Postage and delivery	1,603	64
Printing and reproduction	-	74
Rent expense	2,312	154,897
Sales commissions	2,080	92,572
Software development costs	8,731,670	3,600,274
Supplies	20,509	7,192
Telephone and communication	121,794	64,875
Training and staff development	-	5,954
Travel expenses	416,611	23,202
Utilties	-	4,001
Total operating expenses	**$ 24,360,069**	**$ 22,769,462**
Operating income (loss)	**$ (13,328,412)**	**$ (13,269,604)**
OTHER INCOME		
Prior period adjustment	$ -	$ 39,999
Total other income	**$ -**	**$ 39,999**
Earnings before interest, taxes, depreciation, and amortization (EBITDA)	**$ (13,328,412)**	**$ (13,229,605)**
OTHER (EXPENSE)		
Amortization expense	$ (467,865)	$ (311,017)
Interest expense	-	(404)
Total other (expense)	**$ (467,865)**	**$ (311,421)**
Deferred tax benefit	$ 4,097,494	$ -
Net income (loss)	**$ (9,698,783)**	**$ (13,541,026)**

See accompanying footnotes and accountant's report

TA Fintech, Inc.
Statement of Cash Flows
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net income (loss)	$ (9,698,783)	$ (13,541,026)
Adjustments to reconcile Change in net assets		
to net cash provided by operating activities:		
Amortization expense	467,865	311,017
Decrease (increase) in due from related parties	-	179,070
Decrease (increase) in prepaid expenses	-	87,328
Decrease (increase) in refundable deposits	(125,000)	(75,000)
Decrease (increase) in deferred tax assets	(4,097,494)	-
Increase (decrease) in due to credit cards payable	91,254	54,732
Increase (decrease) in due to accounts payable	22,230	14,683
Increase (decrease) in deferred revenue	(7,415,312)	9,420,612
Increase (decrease) in due to related parties	-	803
Net cash provided (used) by Operating activities	**$ (20,755,240)**	**$ (3,547,781)**
Cash flows from investing activities		
Decrease (increase) in intangible assets	$ -	$ (1,643,799)
Net cash provided (used) by investing activities	**$ -**	**$ (1,643,799)**
Cash flows from financing activities		
Capital contributions	$ 22,628,926	$ 7,746,656
Net cash provided (used) by Financing activities	**$ 22,628,926**	**$ 7,746,656**
Net increase (decrease) in cash	**$ 1,873,686**	**$ 2,555,076**
Cash at beginning of period	$ 2,566,782	$ 11,706
Cash at end of period	**$ 4,440,468**	**$ 2,566,782**
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	**$ -**	**$ 404**

TA Fintech, Inc.
Statement of Changes in Shareholders' Equity
For the years ended December 31, 2023 and 2022

For the year ended December 31, 2023

Description	Common Stock		Additional Paid-in Capital		Retained Earnings (Deficit)		Total Shareholders' Equity
Shareholders' Equity at December 31, 2022	$30,306	$	7,716,350	$	(13,553,353)	$	(5,806,697)
Stock Split Adjustment	90,918						90,918
Issuance of new shares	17,014		22,520,994				22,538,008
Net income (loss) for the year ended December 31, 2023					(9,698,783)		(9,698,783)
Shareholders' Equity at December 31, 2023	$	138,238	$	30,237,344	$	(23,252,136) $	7,123,446

For the year ended December 31, 2022

Description	Common Stock		Additional Paid-in Capital		Retained Earnings (Deficit)		Total Shareholders' Equity
Shareholders' Equity at December 31, 2021	$0	$	-	$	(12,327)	$	(12,327)
Issuance of new shares	$	30,306	$	7,716,350		$	7,746,656
Net income (loss) for the year ended December 31, 2022				$	(13,541,026)	$	(13,541,026)
Shareholders' Equity at December 31, 2022	$	30,306	$	7,716,350	$	(13,553,353) $	(5,806,697)

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

1.   Nature of Operations

TA Fintech, Inc. (the "Company") was incorporated in the State of Delaware on September 24, 2021. The Company was founded to provide a subscription-based analytics platform that facilitates its subscribers to harness the power of big data technology to level the field of investing in the stock market.

2.   Significant Accounting Policies

a.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The Company has adopted a calendar year-end.

b.   Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c.   Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the years ended December 31, 2023 and 2022, the Company incurred $0 and $44,803 in organization costs, respectively and no deferred offering costs.

d.   Concentration of Credit Risk

The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor. At times, the balance at the financial institution exceeds the insured limit.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

e.   Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $5,000. The Company did not have any property, plant, and equipment as of December 31, 2023 and 2022. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

f.   Refundable Deposits

Refundable deposits consist of a deposit maintained by the Company's merchant account processing company. As of December 31, 2023 and 2022, the refundable deposits were $200,000 and $75,000, respectively.

g.   Income Taxes

The Company is a corporation which is treated as a C-corporation for tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2023 and 2022, the Company had a net losses and as such made no provision for income taxes in the accompanying financial statements and plans to carry forward any net operating losses to future periods. The Company is subject to franchise and income taxes in the State of Delaware. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

g.   Income Taxes (continued)

Deferred Tax Assets:

For the year ended December 31, 2022, the Company did not recognize a deferred tax asset as 2022 was the first full year of the Company's operations. Management determined that there was insufficient evidence to conclude that it was more likely than not that a deferred tax asset would be realized. As of December 31, 2023, the Company recognized a net deferred tax asset of $4,097,494. This deferred tax asset primarily arises from the carryforward of net operating losses amounting to $13,796,277. The deferred tax asset has been calculated using the combined federal tax rate of 21% and the State of Delaware's tax rate of 8.7%. The components of the deferred tax assets and liabilities are as follows:

Components		2023		2022
Deferred Tax Assets:				
Net Operating Loss Carryforward	$	13,796,277	$	13,541,026
Federal and State income tax rates		29.7%		29.7%
Total Deferred Tax Assets	$	**4,097,494**	$	**4,021,685**
Less valuation allowance		-		(4,021,685)
Net Deferred Tax Assets	$	**4,097,494**	$	**-**

The net operating loss carryforwards for the federal tax return can be carried forward indefinitely. However, for Delaware state taxes, the NOL carryforwards will begin to expire 20 years from the year they were generated, which means they will start to expire in 2043, if not utilized. The Company has assessed the realizability of the deferred tax assets and determined that no valuation allowance is necessary as of December 31, 2023. For the year ended December 31, 2023, management has determined that it is more likely than not that the Company will generate sufficient taxable income in future periods to realize the deferred tax assets.

Valuation Allowance

Management assesses the realizability of deferred tax assets based on all available evidence, including historical operating results, expectations of future taxable income, and the expiration dates of carryforwards. As of December 31, 2023, no valuation allowance has been recorded against the deferred tax assets, as management believes it is more likely than not that these assets will be realized. Income Tax Expense (Benefit) For the year ended December 31, 2023, the Company recorded an income tax benefit of $4,097,494 primarily due to the recognition of the deferred tax asset related to the net operating loss carryforwards.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2023 and 2022

g. **Income Taxes** (continued)

Effective Tax Rate Reconciliation
A reconciliation of the statutory federal and state income tax rates to the Company's effective tax rate is as follows:

Description	Rate
Statutory federal income tax rate	21.0%
State taxes, net of federal benefit	8.7%

Management will continue to monitor the realizability of the deferred tax assets and adjust the valuation allowance, if necessary, in future periods based on changes in the Company's expectations of future taxable income.

h. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

i. **Intangible Assets**

Intangible assets consist of intangible assets purchased from a related party in late 2021. The purchased intangible assets consist of brand name, domain name, and intellectual property. Although the Company initially recorded the purchase for $1, it subsequently revised the value of the transaction to $40,000 to better reflect the fair market value of the acquired assets. In accordance with GAAP, the Company amortizes the cost of intangible assets in a straight-line method over 15 years. As such, the Company has recorded $2,667 in amortization expense for each year leaving the intangible assets at December 31, 2023 and 2022 at $34,667 and $37,334 respectively, net of accumulated amortization.

j. **Software Development Costs**

In accordance with ASC 985-20, the Company amortizes capitalized software development costs for externally marketed software when the product is made available for release to its customers. The capitalized software costs are amortized on a product-by-product basis and the annual amortization is the greater of (**a**) the ratio that the current gross revenue for a product bear to the total of current and anticipated future gross revenue for that product and (**b**) the straight-line method over the remaining economic life of the product including the current reporting period. Accordingly, for the years ended December 31, 2023 and 2022, the Company capitalized $1,603,800 of software development costs that were sold to its customers. The Company determined that the straight-line method to be the greater amortization expense and consequently recorded $465,198 and $308,351 in amortization expense for the years ended December 31, 2023 and 2022, respectively, in connection with its capitalized software development costs.

k.   Advertising Costs

 The Company expenses advertising costs as they are incurred. The Company incurred $2,836,105 and $8,433,091 in advertising expenses for the years ended December 31, 2023 and 2022, respectively.

l.   Related Party Transactions

The Company occasionally incurs expenses that are paid in advance by the principal owner of the Company. Consequently, as of December 31, 2023 and 2022, the Company recorded a net $803 in Due to Related Parties liability for both years in the accompanying balance sheet. Additionally, for the years ended December 31, 2023 and 2022, the Company remitted $5,118,587 and $7,333,612, respectively, in contract labor to JS Enterprises Inc., a company wholly owned by the CEO/President and majority shareholder of the Company.

m.   Shareholders' Capital Structure

The Company is pursuing offerings pursuant to Regulation Crowdfunding ("Reg CF"), Regulation A ("Reg A"), and Regulation D (Reg. D 506b) under the Securities Act and is selling the shares directly to investors and not through registered broker-dealers who are paid commission. The maximum amounts that can be raised through Reg CF and Reg A (Tier 2) offerings are $5,000,000 in a 12-month period and $75,000,000 in a 12-month period, respectively. There is no limit on the amount of capital that can be raised under Reg. D 506(b), but has a limit of 35 non-accredited, but sophisticated investors. The investors who contribute capital to the Company shall, upon acceptance of their subscriptions, become common stock shareholders in the Company. The par value of the common stock is $0.001 and as of December 31, 2022, 30,305,575 shares of common stock were issued and outstanding. On March 24, 2023, a resolution from the Company's board of directors authorized changes to the number of authorized shares and approved a Forward Stock Split. The authorized shares of the Company were modified to 800,000,000 shares of common stock with a par value of $0.001 per share. All holders of shares of common stock shall be identical with each other in every respect. Upon the effective filing of this Certificate of Amendment to the Certificate of Incorporation, each one (1) share of the Corporation's common stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time (which shall include each fractional interest in Common Stock in excess of one (1) share held by any stockholder), is and shall be subdivided and reclassified into four (4) fully paid, nonassessable shares of common stock (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such four-for-one (4-for-1) ratio) (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of common stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of common stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share of common stock shall not be affected by the Forward Stock Split. For the year ended December 31, 2023, the Company executed a four-for-one forward stock split and as of December 31, 2023 the Company had 138,238,447 common stock shares issued and outstanding. As of December 31, 2023 and 2022, the Company was legally authorized to issue 800,000,000 and 100,000,000 shares of common stock, respectively.

n.   Applicable Revenue Standard

On May 28, 2014, the FASB issued a new revenue standard, *ASC 606, Revenue from Contracts with Customers* which replaced various GAAP revenue recognition requirements and provided a single revenue recognition model or framework for recognizing revenue from contracts with customers. Since the new revenue standard is effective for this period, the Company has adopted the revenue standard and as such has taken into account the recognition of revenue when or how a performance obligation is met.

Below is a list of the Company's revenue stream(s) accounted for under the new revenue standard:

Software Subscription Fees: The Company earns revenue from its subscription-based analytics platform software. The subscription revenue fees vary depending on the term of the subscription. When the fees are initially received, they are recognized as deferred revenue (a liability) and subsequently and periodically the liability is reversed and recognized as the revenue is earned.

o.   Deferred Revenue

The Company records deferred revenue for the unearned revenue proceeds received for the subscriptions. As of December 31, 2023 and 2022, deferred revenue amounted to $2,295,732 and $9,711,044, respectively.

p.   Research and Development Costs

In accordance with GAAP, the Company expenses research and development (R&D) software costs in the pre-coding stage and the implementation stage (e.g., software is live and being utilized). Software costs incurred are capitalized in the application development stage (coding stage) and treated as intangible assets (see *Note 2i*). Conversely, R&D costs incurred in the implementation stage are expensed and are recorded under Software Development Costs in the accompanying Statement of Operations.

q.   Prior Period Adjustment

As noted in Note 2i, the Company initially recorded the purchase of intangible assets consisting of a brand name, domain name, and intellectual property for only $1, but it subsequently revised the value of the transaction to $40,000 to better reflect the fair market value of the acquired assets. The $39,999 prior period adjustment income recognized in the year ended December 31, 2022 reflects this change in accounting estimate.

r.   Pending Litigation and Contingent Liabilities

The Company is currently involved in litigation related to various matters arising in the normal course of business. As of the reporting dates, the Company has been advised by legal counsel that it is possible but not probable that the Company will incur liabilities as a result of these proceedings. The Company has assessed that as of December 31, 2023 and 2022, the estimated contingent liabilities associated with pending litigation amounts to approximately $25,000 and $0, respectively. These amounts have not been recognized in the financial statements due to the uncertainty of the outcome and the inability to reliably estimate the timing of any potential outflows. The Company will continue to monitor the status of these proceedings and will adjust its estimates and disclosures accordingly as new information becomes available.

s.   Subsequent Events

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through June 25, 2024, the date that the 2023 financial statements were available to be issued. Subsequent to the year-end, the Company raised 25,782,983 shares at $26,958,643 through a private Reg. D 506(b) offering for common stock. As such, the Company has 164,020,430 common stock issue and outstanding.

3.   Risk and Uncertainties

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and\or residual income from its business. Certain events particular to the industry in which the Company invests, as well as general economic and political conditions or a new pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

4.   Going Concern

These financial statements are prepared on a going concern basis. The Company commenced operations less than three years ago and, as such, has incurred and will incur significant additional costs before achieving significant revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern. For the year ended December 31, 2023, the Company continues to face financial challenges similar to those in 2022. During the next 12 months, the Company intends to fund its operations with proceeds from its proposed private Regulation A and Regulation campaigns, along with additional debt and/or other equity financing as deemed necessary.

4.   Going Concern (continued)

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. For the comparative period ended December 31, 2022, the Company also faced substantial doubt regarding its ability to continue as a going concern. Similar plans to fund operations were in place, relying on external funding sources. The financial condition as of December 31, 2023, reflects the continued challenges and reliance on future funding. The accompanying financial statements do not take into account any adjustments that might result from these uncertainties.